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Dennis O. Garris	202-756-3452	E-mail: dennis.garris@alston.com

April 28, 2010
Via EDGAR Filing

Mellissa Duru
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Denny’s Corporation
Additional Soliciting Materials on Schedule 14A
Filed April 15 and 20, 2010
File No. 000-18051

Dear Ms. Duru:

On behalf of our client, Denny’s Corporation (the “Company”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated April 23, 2010 (the “Comment Letter”) relating to the filings referenced above.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  Based on your comments we assume you intended to refer to the additional soliciting materials filed on April 14 and 19, 2010. To facilitate your review, we have reproduced below in bold the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Soliciting Materials Filed on April 1[4], 2010

1.	We remind you of prior comment 1 of our letter dated April 1, 2010. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. For example, you disclose “[w]e can only infer from their actions and their prior history that this Group is not interested in fully understanding or improving the fundamental foundation on which long term value for…stockholders rests, but rather is focused on its own personal agenda and short term self interest…” Please supplementally provide support for the assertion of the named

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

Group members’ history together and support for your conclusion that the identified Group’s interest is as you describe.

On behalf of the Company, we submit that the Company has a reasonable basis for each of the opinions and beliefs expressed in the additional soliciting materials. The activist hedge funds currently engaged in the  proxy contest with the Company (the “Insurgents”) are short-term stockholders, with a majority of their shares purchased just two months prior to filing their initial Schedule 13D on January 21.  Additionally, the Insurgents have repeatedly failed to comply with basic proxy and beneficial ownership reporting requirements, as we have outlined in our previous discussions with the Staff.  By failing to provide these basic and important disclosures to the Company’s stockholders, the Insurgents are clearly focused on their own personal agenda and their own self-interests with a complete disregard for the Company’s stockholders.

In addition to the regulatory violations, the Insurgents’ history clearly indicates a pattern of taking control of companies through these types of proxy contests.  In both the Western Sizzlin and the Steak n Shake proxy contests, Jonathan Dash and other stockholders turned very small ownership stakes into complete control of these two companies.  During discussions with the Company and franchisees we have been informed that, in fact, Patrick Walsh and David Makula, both of Oak Street, contacted a director of the Denny’s Franchisee Association (“DFA”), as early as December 16, 2009, and stated:

●	That they were planning to run a slate of three director-nominees at the Company’s annual meeting;

●	That they would (by some means), after securing those three Board seats, acquire control of the Board;

●	That they would, within 90 days, call a special meeting of the stockholders to remove the other directors and complete their takeover of the company; and

●	That they would announce their slate by the second week of February 2010.

As we have previously discussed with the Staff, this is the exact strategy that Jonathan Dash and his associates used to takeover Steak n Shake.  According to the Insurgents own disclosure in their proxy statement, Oak Street and Dash were discussing their plan for the Company at the same time Oak Street was contacting a director of the DFA.  The failure to provide timely and accurate disclosure of their plans indicates the Insurgents self-interested agenda to either generate a short-term benefit or to gradually gain control of the Company without paying a premium.

Furthermore, unlike most activist investors, the Insurgents never contacted the Company in any formal way prior to, or after filing their Schedule 13D or their stated intent to

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

nominate directors to the Company’s Board.  Although there were some perfunctory inquiries from some of the individual funds prior to their initial purchase of the Company’s shares, at no point has the group or any of its members ever contacted the Company to discuss its plans, share its views or seek the Company’s reaction to its claims other than, interestingly, to ask if a change of control would trigger any of the Company’s debt covenants.  Furthermore, as we previously discussed with the Staff, their initial Schedule 13D, which we believe is false and misleading, merely indicated the Insurgents were passive investors with no control plan.

Soliciting Materials filed April [19], 2010

2.	Please refer to our previous comment. Please provide support for the following statements and please avoid making such statements in future filings if unsupported:

●
on page 3 of the presentation, assertions indicating that none of the dissidents possess restaurant or capital markets experience and all of the dissidents have a history of stockholder unfriendly actions and conflicts;

	●	“allowing the dissidents to derail [the] strategic plans robs stockholders of stockholders of value….”(emphasis added); and,

	●	Oakstreet, Soundpost and Lyrical “specifically sought out Jonathan Dash as their partner because of his experience taking control of companies without paying a control premium…”

On behalf of the Company, we submit that the Company has a reasonable basis for each of the opinions and beliefs expressed in the additional soliciting materials.  For convenience of reference, the Company’s responses to the Staff’s specific concerns appear immediately following each of the Staff’s comments, which are reproduced below:

●
on page 3 of the presentation, assertions indicating that none of the dissidents possess restaurant or capital markets experience and all of the dissidents have a history of stockholder unfriendly actions and conflicts;

On page 3 of the additional solicitation materials filed April 19, 2010, we reference the attributes of the Insurgents’ nominees in the aggregate rather than individually. In addition, the experience of the nominees was discussed in the context of “Most Relevant Experience.”  Our basis for our characterizations, which we believe is reasonable, is based on the following analysis:

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

David Makula – Mr. Makula’s biography included in the Insurgents’ proxy materials indicates he has 2 years at Salomon Smith Barney, 3 years as a hedge fund research analyst and that he has been running his own hedge fund for the past 5 years.  He has no known restaurant experience, no experience with franchisees and absolutely no experience serving on a public Board. There is no evidence that Mr. Makula has “significant” capital markets experience or that his experience is in any way relevant to Company’s needs.

Patrick Arbor – Mr. Arbor has apparently had a long and successful career in commodities futures trading but his experience is of little or no relevance to the Company.  Mr. Arbor in fact has very limited public company Board experience (only one public board) and, while varied indeed, his private company Board experience appears to have no relevance to the Company.

Jonathan Dash – Mr. Dash was appointed as a Board member at Western Sizzlin after his takeover and served for four years. Dash also only spent an overlapping 18 month stint as an “advisor to the CEO” of Steak n Shake, a small, largely non-franchised restaurant company, which also appears focused on expanding itself as a holding company rather than a restaurant business.

With regard to the statement that all three of the Insurgents’ nominees have been involved in stockholder unfriendly actions and conflicts, please see our answer to comment number 1.

●	“allowing the dissidents to derail [the] strategic plans robs stockholders of stockholders of value….”(emphasis added); and,

We believe there is ample evidence that the Insurgents intend to gain creeping control of the Company without paying a control premium.  This would rob the stockholders of appropriate value for their shares.  Additionally, the Company’s Franchise Growth Initiative (FGI) has been instrumental in transforming the Company.  The Company has also increased its free cash flow.  In their other takeovers, the Insurgents utilize free cash flow to purchase other businesses and expand their non-restaurant holdings rather than build value for their stockholders.  However, in light of the Staff’s concerns, in our most recent soliciting materials we have changed the characterization of our view.

●	Oakstreet, Soundpost and Lyrical “specifically sought out Jonathan Dash as their partner because of his experience taking control of companies without paying a control premium…”

According to the Insurgents’ proxy materials, “[o]n December 2, 2009, Mr. Makula and Mr. Walsh held an initial in-person meeting with Jonathan Dash  The purpose of the meeting was to discuss with Mr. Dash his prior investments in certain restaurant companies and to discuss the restaurant industry in general, including the Company.

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

Representatives of Oak Street Management had followed Mr. Dash’s work in the restaurant industry since 2005” (emphasis added).

As we have previously discussed with the Staff, the public record indicates that sum total of Mr. Dash’s work in the restaurant industry in 2005 was the ongoing takeover of Western Sizzlin, a proxy fight which culminated in Dash being appointed to the board of directors of Western Sizzlin on March 30, 2006. Mr. Dash also participated in the takeover of Steak n Shake and presumably the attempted takeover of Friendly Ice Cream Corporation.

In addition, at the time of the initial “in-person meeting” between Dash and Oak Street (which begs the question of how many telephone or other electronic meetings and Oak Street participated in prior to this “in person” meeting) Dash had not yet purchased a single share of the Company, yet representatives of Oak Street met with Dash to discuss the Company.  It is clear, based on the Insurgents’ own disclosure and share purchases that Dash was approached by the other Insurgents based on his prior experience with the takeovers of public companies without paying a control premium.  Additionally, shortly thereafter, Oak Street approached franchisees and discussed a takeover plan of the Company that was nearly identical to that of the Steak n Shake takeover, of which Jonathan Dash was a part.  As such, we believe that there is ample evidence, including the Insurgents own admissions, that Dash was sought out for his history of being able to obtain creeping control of restaurant companies.

3.
We refer to page 15 of the presentation materials.  Your disclosure suggests that the dissidents chose to run their slate at this time for the undisclosed purpose of “targeting” the specific positions of CEO, Chair and Chairman of the Audit and Finance Committee in order to gain control of the company.  Please supplemental provide support for this assertion.

On behalf of the Company, we submit that the Company has a reasonable basis for each of the opinions and beliefs expressed in the additional soliciting materials.  The Insurgents have chosen to target arguably the three most senior and experienced Directors on the Company’s Board.  By seeking to remove the Board Chair, the Chair of the Audit/Finance Committee and the CEO, we believe the Insurgents are clearly exposing their desire to assert maximum influence on the Board which is consistent with Mr. Dash’s prior pattern of behavior at Western Sizzlin and Steak n Shake.

By targeting the three most senior leaders on the Board, the dissidents appear to want to effectively replace the leadership of the Company and undermine its CEO by removing him from the Board.  This is a proposal that can only be explained by presuming the Insurgents’ interests are to put themselves in a better position to pursue their own agenda rather than the interests of the Company’s stockholders generally.  Additionally, the statements made by Oak Street to the DFA also clearly indicate a desire to takeover the Company.

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

4.
You disclose that “the dissident nominees have no real restaurant experience”.  Based on the biography of at least one dissident, the basis for this statement is not readily apparent.  Please supplementally explain how the company defines “real restaurant experience.”

The Company considers “real restaurant experience” to be experience relevant to the Company which is significantly greater than (1) an 18 month stint as an “advisor to the CEO” (with no apparent operational responsibility) of one largely non-franchised restaurant company which appears focused on becoming a holding company of various non-restaurant related business and (2) a stint on the Board of Western Sizzlin which appears to have changed its focus to other non-restaurant related businesses by allocating funds to purchase land in Texas; purchasing a 51% stake in a money management firm; and launching a tender offer for a payment processing company in Seattle.  As such we do not believe that any restaurant experience the dissidents may have is particularly relevant to the Company.

5.
In future materials, please avoid statements that directly or indirectly impugn the character, integrity, or personal reputation, or make charges of illegal or immoral conduct, without factual foundation.  We note for example on page 16, the indirect assertion the dissident group intends to take control of Denny’s without paying a control premium as evidenced by their choice of Mr. Dash as a nominee and your belief that the dissidents are insincere about their true intentions based on their past history.  Please provide factual support for these assertions.  Further as noted in a prior comment, please provide support for the conclusion that all the dissidents (versus a particular member of the Group) have a historical record that evidences their current intentions with respect to Denny’s.

With regard to our view that the Insurgents intend to take control of the Company without paying a control premium, as evidenced by their choice of Mr. Dash as a nominee, as previously discussed with the Staff and as discussed in response to comment 2 and we submit that Mr. Dash’s record clearly indicates that this is a reasonable interpretation of the Insurgents’ actions. In neither of Mr. Dash’s successful takeovers was a control premium paid to the stockholders of the target company.  In addition, according the disclosure contained in the Insurgents’ definitive proxy materials, representatives of Oak Street met with Mr. Dash prior to his purchase of a single share of the Company.  It is a reasonable inference from the circumstances that Oak Street sought out Mr. Dash for his experience in takeovers of restaurant companies without paying a control premium.

With regard to our statement concerning our belief that the Insurgents are insincere about their true intentions based on their past history, as we have previously discussed with the Staff, we believe there is a reasonable basis for this opinion.  Mr. Dash’s pattern of behavior, again as discussed in response to comment 2, mirrors his actions with regard to

Denny’s Corporation
Response to SEC Staff Comments
April 28, 2010

the Company.  Additionally, and again as discussed above, representatives of Oak Street contacted a director of the DFA regarding their intention to engage in a proxy fight and subsequent takeover of the Company on December 16, 2010. These facts, combined with the failures to provide adequate disclosure in connection with their transaction in the Company’s stock, provide a reasonable basis for the statement that the Insurgents are both insincere about their true intentions and have a historical record that evidences their current intentions with respect to the Company.

Closing Comments

As requested in the Comment Letter, on behalf of the Company and the participants, we hereby acknowledge that:

●	the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (202) 756-3452.

                                     Sincerely,

                                     /s/ Dennis O. Garris

                                     Dennis O. Garris

cc:           Tim Flemming

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